EXHIBIT 99.1

Titan Mining to Host Q2 2026 Update Call on August 12, 2026

GOUVERNEUR, N.Y., July 31, 2026 (GLOBE NEWSWIRE) -- Titan Mining Corporation (NYSE-A:TII, TSX:TI), (“Titan” or the “Company”), a U.S.-focused critical minerals producer and developer, will release its second quarter 2026 financial results before market open on Wednesday, August 12, 2026, and host a quarterly corporate update conference call the same day.

A quarterly update webcast will be held as follows:

Date: Wednesday, August 12, 2026
Time: 11:00 a.m. ET / 8:00 a.m. PT
Webcast: here
Pre-register for the call for Investor & Analyst Q&A: here

  Click on the call link and complete the online registration form.
  Upon registering you will receive the dial-in info and a unique PIN to join the call as well as an email confirmation with the details.
  Select a method for joining the call:
    Dial-In: A dial in number and unique PIN are displayed to connect directly from your phone.
    Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system. The call will come from a US number.

An archive of the webcast will be available here and at www.titanminingcorp.com within 24 hours.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York State. Titan is also the United States' first end-to-end producer of natural flake graphite in 70 years and is advancing graphite and germanium initiatives to strengthen domestic critical minerals supply chains. The Company has also received support from the U.S. Export-Import Bank (EXIM) under its Make More in America Initiative. Titan’s goal is to deliver shareholder value through operational excellence, development, and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com.

Media & Investor Contact

Irina Kuznetsova
Director, Investor Relations
Phone: (778) 870-7735
Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding the timing of the Company’s second quarter 2026 financial results release and conference call; the availability of the webcast and replay; the Company’s ongoing operations at the Empire State Mine; the Company’s position as an end-to-end U.S. natural flake graphite producer; and the Company’s strategy to deliver shareholder value through operational excellence, development, and exploration and to advance domestic critical mineral supply chains. When used in this news release words such as “to be”, “believe”, “targeted”, “could”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; and risks related to operation of mining projects generally; risks that the new antidumping and countervailing duties do not receive final affirmative determination by the ITC; and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators and the United States Securities and Exchange Commission. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the preliminary economic assessment; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.